Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

MAG Silver Corp. (the “Company”)

800 West Pender Street, Suite 770

Vancouver, BC V6C 2V6

Item 2.	Date of Material Change

November 7, 2017

Item 3.	News Release

A news release announcing the material change was disseminated on November 7 2017 through GlobeNewswire, and a copy was subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

On November 7, 2017 the Company announced that the results of an independent National Instrument 43-101 Technical Report encompassing a new Mineral Resource estimate and Preliminary Economic Assessment (“PEA”) for the stand-alone Juanicipio Joint Venture Project (“Juanicipio Project”) in Zacatecas State, Mexico, owned 44% by the Company and 56% by the operator Fresnillo plc (“Fresnillo”). The studies were commissioned by the Company and carried out by AMC Mining Consultants (Canada) Ltd. (“AMC”).

Item 5.	Full Description of Material Change

On November 7, 2017 the Company announced that the results of an independent National Instrument 43-101 Technical Report encompassing a new Mineral Resource estimate and PEA for the stand-alone Juanicipio Project in Zacatecas State, Mexico, owned 44% by the Company and 56% by the operator Fresnillo. The studies were commissioned by the Company and carried out by AMC.

2017 Mineral Resource Highlights

•	High grade silver-rich Bonanza Zone (basis for development to date) containing:

₋	8.2 million (“M”) Indicated Resource tonnes at 550 grams per tonne (“g/t”) silver; and,

₋	2.0 M Inferred Resource tonnes at 648 g/t silver.

•	Significantly expanded Mineral Resource for the base metal-rich Deep Zone, containing:

₋	4.7 M Indicated Resource tonnes with 209 g/t silver, 2.96% lead, 4.73% zinc, and 0.23% copper; and,

₋	10.1 M Inferred Resource tonnes with 151 g/t silver, 2.69% lead, 5.05% zinc, and 0.31% copper.

•	Consistent gold across both zones, containing:

₋	12.8 M Indicated Resource tonnes at 2.10 g/t gold; and,

₋	12.1 M Inferred Resource tonnes at 1.44 g/t gold.

The new 2017 PEA outlined below stems from the new Mineral Resource estimate and confirms the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. The new PEA incorporates major overall project upgrades highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered (2015) “Deep Zone”. The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design; the most important being an increase of the planned production rate to 4,000 tonnes per day. Within the expanded scope of the new PEA the Juanicipio Project is projected to produce a payable total of 183 million silver ounces, 750 thousand gold ounces, 1.3 billion pounds of zinc and 812 million pounds of lead over an initial 19 years of mine life.

2017 PEA Base Case Highlights

•	4,000 tonnes per day (“tpd”) production rate with an initial 19 years of mine life;

•	Enhanced project engineering, including: new plant and tailings location on flat, open ground; underground crusher and ore conveyor system; ramp expansions and internal shaft (winze);

•	Low All-In Sustaining Costs (“AISC”) of $5.02 per ounce (“oz”) of silver;

•	$360 M initial capital cost from January 1, 2018 to projected production start-up in H1, 2020;

•	Payback in less than two years after plant start-up;

•	Pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion and an Internal Rate of Return (“IRR”) of 64.5%; and

•	After-tax NPV at a 5% discount rate of $1.14 billion and IRR of 44.5%.

Technical and Financial Details

The PEA Base Case uses a 5% discount rate and metal prices of $17.90/oz for silver, $1,250/oz for gold, $0.95 per pound (“lb”) for lead and $1.00/lb for zinc. The PEA presents a range of metal pricing scenarios on both a pre-tax and after-tax basis. Unless otherwise noted, all numbers are reported in US dollars on a 100% basis. Table 1 below illustrates the effect of various price levels on key economic measures.

Table 1: Metal Price Sensitivity Analysis:

Discount Rate (5%)		Base Case			2012 Metal Prices (1)
Metal Prices:
Silver ($/oz)	14.50	17.90	19.50	23.00	23.39
Gold ($/oz)	1,000	1,250	1,300	1,450	1,257
Lead ($/lb)	0.75	0.95	0.95	1.15	0.95
Zinc ($/lb)	0.75	1.00	1.05	1.20	0.91
Copper ($/lb)	N/A – Copper excluded for purposes of PEA (2)
Economics:					2017	2012 (1)
Pre-Tax NPV (M)	$1,080	$1,860	$2,104	$2,776	$2,427	$1,762
After-Tax NPV (M)	$635	$1,138	$1,295	$1,729	$1,503	$1,233
Pre-Tax IRR	45%	64%	71%	86%	83%	54%
After-Tax IRR	30%	44%	49%	61%	58%	43%
Undiscounted life of mine (“LOM”) after tax cash flow(M)	$1,170	$1,995	$2,243	$2,945	$2,542	$2,162
Cash cost $/oz Ag (net of credits) (4)	(0.35)	(3.94)	(4.45)	(6.90)	(3.11)	(0.03)
Total Cash cost $/oz Ag(5)	3.50	2.39	2.63	2.29	4.89	N/A(3)
AISC $/oz Ag(6)	6.13	5.02	5.25	4.92	7.51	N/A(3)
Payback (Years) From Plant Start up (based on after tax cash-flows)	2.6	1.8	1.6	1.2	1.2	2.1

Notes:

1) This column is based on metal prices used in the previous 2012 Juanicipio PEA, and has been provided in order to allow a comparison of PEA economics (2017 vs 2012) and demonstrate the economic effects on the project of the expanded resource and enhanced mine design. (A Corporate Tax Rate of 28% was used in 2012 (30% in 2017) and in 2012 there was no Special Mining Duty (7.5% in 2017) or gold/silver Royalty, (0.5% in 2017), the latter both imposed in 2014. Exchange rate of 12.86 Mexican Pesos per US$ was used in 2012 (18.46 Mexican Pesos per US$ in 2017)).

2) Although the resource for the Deep Zone includes copper (see below), no copper circuit has been included in the PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

3) See Press Release June 14, 2012. Total Cash cost and AISC per oz. of silver were not calculated for the 2012 report.

4) Cash costs include all operating costs, smelter, refining and transportation charges, net of by-product (gold, lead and zinc) revenues.

5) Total cash costs include cash costs and all corporate taxes, special mining duty, and precious metals royalty.

6) All In Sustaining Costs (“AISC”) include total cash costs and all sustaining capital expenditures.

While the results of the PEA are significantly promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There can therefore be no certainty that the results in the PEA will be realized. This new PEA is based on MAG’s understanding of how the project is being developed; however, Fresnillo is the project operator and the actual development plan and timeline may be materially different (see “Feasibility Study” below). It is also important to note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.

Table 1 above highlights how the project’s low costs and high silver grades have the ability to generate resilient, highly positive and high margin economics across a range of metal-price scenarios, with the greatest metal price sensitivity being to the silver price, and to a lesser degree, to the zinc price. Silver and zinc account for 52% and 21%, respectively, of the gross revenue under the Base Case scenario: the impact of varying silver and zinc prices on the after-tax NPV and IRR is outlined in Table 2.

Table 2: Impact of Varying Silver and Zinc pricing on after-tax NPV and IRR(1):

Zinc Price ($/lb)		After-tax NPV 5% (M US$) / After-tax IRR (%)
	$1.75	$768 / 26%	$1,065 / 36%	$1,361 / 45%	$1,657 / 55%	$1,953 / 65%	$2,249 / 74%
	$1.50	$647 / 24%	$943 / 33%	$1,240 / 44%	$1,536 / 54%	$1,832 / 63%	$2,128 / 73%
	$1.25	$526 / 21%	$822 / 31%	$1,118 / 42%	$1,415 / 52%	$1,711 / 62%	$2,007 / 71%
	$1.00	$405 / 18%	$701 / 29%	$997 / 40%	$1,293 / 50%	$1,590 / 60%	$1,886 / 70%
	$0.75	$284 / 15%	$580 / 26%	$876 / 37%	$1,172 / 48%	$1,469 / 58%	$1,765 / 68%
		$8.00	$12.00	$16.00	$20.00	$24.00	$28.00
Silver Price ($/oz)

(1) Gold at $1,250/oz and lead at $0.95/lb

Updated Mineral Resource Estimate

The updated independent Mineral Resource estimate was generated using a cut-off Net Smelter Return (“NSR”) value of $55 per tonne (“/t”) and drilling data available up to December 31, 2016. This estimate has an effective date of October 21, 2017 (see Table 3) and reflects the results of both infill and exploration holes drilled in 2014 through 2016, with the greatest increase shown within the Deep Zone discovered in 2015. The Valdecañas Vein displays well the vertical mineralization gradations from upper silver-rich zones to deep base metal-dominant areas that are typical of Fresnillo District veins and epithermal silver veins in general. Because of this vertical compositional zonation, and significant dimensional increases with depth, the Mineral Resource estimate has been manually divided into the Bonanza Zone and the Deep Zone to highlight the definition of each zone.

Table 3: Juanicipio Project Mineral Resource estimate by zone (October 21, 2017):

Zone	Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Bonanza Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1,129	69

Notes:

1)	CIM Definition Standards were used for reporting the Mineral Resources.

2)	The Qualified Person is Dr. Adrienne Ross, P.Geo. of AMC Mining Consultants (Canada) Ltd.

3)	Mineral Resources are reported at a resource NSR cut-off value of $55/t.

4)	The Mineral Resource estimate uses drill hole data available as of December 31, 2016.
5)	Resource NSR values are calculated in US$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.
6)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7)	Totals may not add correctly due to rounding.

The Bonanza Zone resource veins have a similar footprint as previous Mineral Resource estimates (see press release dated, May 27, 2014), with approximately 78% of the total silver ounces in the Bonanza Zone now classified as Indicated. The newly updated Mineral Resource estimate significantly expands the Inferred and Indicated resources in the base metal-rich Deep Zone, which includes a maiden copper resource.

Total Mineral Resources – Bonanza Zone and Deep Zone Combined and by vein

Combining the Bonanza Zone and the base metal-rich Deep Zone into a total global resource by Mineral Resource classification, results in a lower overall silver grade reflecting the blending of high and lower grade materials (See Table 4).

Table 4: Juanicipio Project Global Mineral Resource Estimate and summary by vein (October 21, 2017):

Resource Category	Vein	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Resource
								Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Indicated	V1E	6.35	528	1.86	1.89	3.81	0.09	108	379	264	533	12
	V1W	6.48	327	2.35	2.34	3.55	0.18	68	488	334	507	26
Total Indicated		12.83	427	2.10	2.11	3.68	0.13	176	867	598	1,041	38
Inferred	V1E	3.18	121	0.95	2.14	3.60	0.54	12	97	150	253	38
	V1W	3.74	155	1.88	3.18	5.97	0.26	19	226	262	492	21
	HW	0.25	529	0.59	0.52	0.89	0.03	4	5	3	5	0
	Vant	2.06	111	1.39	3.50	7.41	0.18	7	92	159	337	8
	V2W (a)	0.61	330	1.37	2.44	3.41	0.14	7	27	33	46	2
	V2W (b)	1.01	659	0.64	1.23	2.72	0.05	21	21	27	60	1
	JV1	0.58	260	3.74	0.35	0.82	0.03	5	70	5	11	0
	JV2	0.70	678	1.07	1.29	3.18	0.04	15	24	20	49	1
Total Inferred		12.13	232	1.44	2.46	4.68	0.27	91	562	658	1,252	71

1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

2) Additional Footnotes – see above Table 3.

Mine Design

The principal mining method proposed in the PEA is longhole stoping with waste rock back-fill at a production rate of 4,000 tpd using modern mining equipment.

From the results of a series of trade-off studies previously commissioned by Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), the joint venture company, truck hauling, shaft hoisting, and conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hangingwall of the Valdecañas Vein System, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after start-up (projected as 2025), onward.

The Mineral Resource used for the PEA mine design does not include any of the Juanicipio Vein resource which is included in the Mineral Resources above (Table 4). Further analysis is required to arrive at a potential extraction strategy, with the possibility that these resources may ultimately be brought into a future mining plan.

No copper circuit has been included in this PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

Process Plant

Metallurgical test-work conducted between 2008 and 2015 on composite samples from 67 drill hole intercepts was used to design the mineral processing facility. Mill recoveries are estimated as:

• 95% for silver	• 93% for lead
• 82% for gold	• 90% for zinc

The process plant is expected to ramp up operations over a three-year period to a steady state throughput rate of 1.4 M tonnes/year (4,000 tpd). The PEA mine plan indicates that total production of 23.3 M tonnes will be processed, estimated by applying a $55/t NSR cut-off grade to the Mineral Resource model and then allowing for dilution as well as mining recovery and design losses. The PEA LOM production scenario contains an estimated 210 M oz of silver, 1.017 M oz of gold, 940 M lbs of lead, and 1.746 billion lbs of zinc.

The proposed process plant and tailings storage facility will be located in newly acquired open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

LOM Payable Metal

Table 5: Estimated LOM payable production by metal including Silver Equivalent (Silver Eq) ounces:

Metals from Concentrates(1)	Total Payable Metal Production LOM	Average 1st 6 years (2020-2025)	LOM Annual Average	Peak Annual Production (Year)
Silver M oz.	183	16.5	9.6	20.1 (2021)
Gold K oz.	747	43.8	39.3	50.6 (2025)
Lead M lbs.	812	30.6	42.7	63.0 (2031)
Zinc M lbs.	1,327	54.3	69.8	95.9 (2031)
Silver Eq. oz Payable (M)[2]	352	24.2	18.5	26.5 (2023)

Notes:

[1]	Lead, zinc, and pyrite concentrates produced.
[2]	Silver Equivalent calculated using the base case metal recoveries and base case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/lb for lead and $1.00/lb for zinc.

Payable production for each metal is based on processing recoveries less smelter deductions and losses during third party treatment of the lead, zinc and pyrite concentrates.

Capital Costs

Capital expenditure estimates have been prepared for both initial and sustaining capital. A projected summary timeline of scheduled capital costs is shown in Table 6.

Table 6: Initial Capital and Sustaining Capital Schedule

	Initial Capital ($M)	Sustaining Capital ($M) (1)
Year	At 100%	At 100%
2018	124	-
2019	156	-
2020	80	44
2021	-	88
2022	-	42
2023 - 2038	-	306
Total (100% basis):	360	480

(1) Sustaining capital is projected to be funded from operational cash-flow

Initial Capital Costs

The initial capital expenditures (Table 7) for the project, inclusive of capitalized operating costs, as estimated by AMC and as of January 1, 2018, are $360 M (Fresnillo plc 56% ($201.6) and MAG 44% ($158.4 M)), including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in 2020. Capital costs incurred after start-up are assigned to sustaining capital and are projected to be paid out of operating cash-flows (also see Table 7). Contingencies have been added at appropriate percentages to each component of the project, excluding capitalized operating costs, resulting in an overall contingency of $39.7 M or 17%.

Table 7: Initial and Sustaining Capital Cost Estimates ($M) – 100% basis

Item	Pre-Production (Initial Capital)	Sustaining Capital (paid from Operating cash-flow)	Total
Underground development	63	163	226
Mine equipment	12	150	162
Winze	-	64	64
Material movement - trucking development waste	5	42	47
Road and powerline to portal	6	-	6
Process plant	72	20	92
Surface infrastructure	42	26	68
Underground Infrastructure	58	8	66
EPCM	25	-	25
Owners cost	16	-	16
Capitalized Pre-Production Operating Cost	23	-	23
Contingency	40	5	45
Total (100% basis)	360	480	840

Note: Totals do not necessarily equal the sum of the components due to rounding adjustments.

Sustaining Capital Costs:

Sustaining capital of $480 M (Table 7), to be funded from operating cash flow, will be required throughout the life of mine. This capital will primarily be for waste development (footwall); replacement of mining equipment; major mill maintenance; major surface infrastructure upgrades and replacements; and completion of the internal shaft (winze). Mine closure costs are assumed to be equal to the salvage value of the mine plant and equipment.

On Site Operating Costs (“Opex”)

The estimated Opex for the PEA is $58.67/t of mill feed – see Table 8. AMC estimated the Opex based on industry first principles, proprietary information and experience.

Table 8: On Site Operating Cost:

Area	Cost ($/t mill feed)
Mining	34.95
Processing	20.37
G & A	3.34
Total:	58.67

Note: Totals do not necessarily equal the sum of the components due to rounding adjustments.

Off-Site Costs (Concentrate Transport, Treatment and Refining Charges)

Projected Treatment Charges (“TCs”) and transport charges for the lead and zinc concentrates were provided to AMC by Neil S. Seldon & Associates, specialist consultants in concentrate marketing. AMC considers that the projections received are reasonable. It is anticipated that the zinc concentrate will be sold primarily to smelters in Asia while the lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters. For purposes of its analysis, AMC has assumed that both the lead and zinc concentrates will be treated in Asia and subject to a transport cost of $115/wet metric tonne.

LOM off-site costs for lead and zinc concentrates included in the PEA are estimated to average $41.32/t of mill feed. Off-site costs comprise freight charges (highway and ocean), port handling fees, and smelter treatment and refining charges – see Table 9.

Table 9: Off Site Costs – Lead, Zinc and Pyrite concentrates:

Item	Treatment Charges	Cost ($/t mill feed)
Silver refining	4% of Ag price	5.44
Gold refining	$5/ounce of Au payable	0.16
Lead TCs	$235(1)/dry metric tonne of concentrate	9.37
Zinc TCs	$235(1)/dry metric tonne of concentrate	13.85
Transportation	$115(2)/wet metric tonne of concentrate	12.50
Total:		41.32

(1) Although current spot TCs for lead and zinc concentrates are approximately $50-$60/dry metric tonne (“dmt”), rates above ($235/dmt) reflect projected long term sustainable rates.

(2) Assumes that both the lead and zinc concentrates will be treated in Asia, and assumes a moisture content of 10%.

Taxes

Income and other taxes presented in the PEA are based on Mexican legislated tax rates and do not reflect any tax planning opportunities. Specific rates used are outlined in Table 10 below, and result in total LOM combined taxes of $1,157 M in the base case scenario.

Costs per Ounce of Silver

LOM estimated combined on-site opex ($58.67/t) and off-site costs ($41.32/t) are $99.99/t of mill feed, or $2,312 M. The LOM Cash Cost (on-site and off-site, less by-product credits) is negative US ($3.94)/oz silver, and Total Cash Cost (including taxes) is $2.39/oz silver. All-In Sustaining Costs (AISC) total $5.02/oz silver, and include total cash costs plus sustaining capital. See Table 10.

Table 10: Cash Costs, Total Cash Costs and AISC per oz of Silver (Base Case)

	Total $M	Cost Per Oz of Silver(1)
Operating costs	1,357
Offsite costs	956
Less: By Product Credits (2)	(3,033)
Cash Cost	(720)	$ (3.94)
Corporate tax (30%)	837
Special Mining Duty (7.5%)	299
Gold and Silver Gross Revenue Duty (0.5%)	21
Total Cash Cost	437	$ 2.39
Sustaining capital	480
AISC	917	$ 5.02

(1) Based on 183 M ounces of payable silver production.

(2) By-product revenue credits (Base Case): gold $934 million, lead $771 million, zinc $1.327 billion.

Undiscounted Cash-flow, Revenue and Cost

A summary of estimated gross revenue, costs and resulting undiscounted cash flow over the LOM is provided in Table 11.

Table 11: LOM Undiscounted Cash Flow, Revenue and Cost Summary (Base Case)

	Total $M	$/tonne mill feed
Gross revenue	6,304	272.64
Offsite costs	956	41.32
Operating costs	1,357	58.67
Initial capital	360	15.58
Sustaining capital	480	20.75
Taxes	1,157	50.05
LOM Undiscounted Cash Flow:	1,995	86.27

Note: Totals do not necessarily equal the sum of the components due to rounding adjustments.

Additional Considerations Related to the Preliminary Economic Assessment

As a Preliminary Economic Assessment, the 2017 PEA and its estimated costs are subject to an approximate margin of error of plus or minus 25%. Readers should note that approximately 38% of the tonnage and 25% of the silver content of the material that forms the basis of the economic assessment is derived from Inferred Mineral Resources. The PEA is preliminary in nature in that it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that any of the Mineral Resources will become Mineral Reserves, or that the PEA will be realized.

Feasibility Study

This 2017 PEA was commissioned independently by MAG, and not by the Juanicipio Joint Venture. The mine plan and mine design anticipated in the 2017 PEA are based on both Inferred and Indicated Mineral Resources and reflect a processing capacity of 4,000 tonnes per day, expanded underground workings and the sinking of an internal shaft (or winze) to access the deeper areas of the previously estimated Mineral Resources and the newly defined Deep Zone. The 2017 PEA is based on our understanding of the operator's development to date and our understanding of the development permit applications submitted by the operator which we understand are expected to be issued prior to December 31, 2017, although there is no assurance that such permits will be issued on a timely basis or at all.

As a requirement of the Minera Juanicipio Shareholders’ Agreement, Minera Juanicipio has commissioned a Feasibility Study as a basis for a “Production Decision” expected in early 2018 The Feasibility Study, also to be prepared by AMC, will not include Inferred Mineral Resources in the mine plan, so the results of the Feasibility Study will be different from the results of the 2017 PEA. There is no assurance that the Feasibility Study will recommend proceeding with the project development, and any recommendation to proceed with development may differ significantly from the scope and design recommended in the 2017 PEA. Changes to the mine plan and mine design that may be recommended in the Feasibility Study, if approved and implemented, will impact the Juanicipio Project’s construction schedule, capital and operating costs, profitability and cash flows and timeline to production, the impact of which cannot be quantified at this time. As a result, there are additional uncertainties with respect to the size and grade of the Mineral Resources that may become Mineral Reserves and that will serve as the basis for the Feasibility Study, the extent of capital and operating costs, mineral recoveries and financial viability.

There is no guarantee that development and construction will be completed in accordance with the 2017 PEA, and if completed, that production will begin or that operating or financial results will be consistent with the 2017 PEA.

Qualified Person:

The Mineral Resources disclosed in this material change report have been prepared by Dr. A. Ross, Ph.D., P.Geo. an employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG and a "Qualified Person" for the purpose of National Instrument 43-101. Dr. Ross has read and approved the content of this material change report as it pertains to the disclosed Mineral Resource estimate.

The estimates for metal recovery, and the design and methodology for mineral processing that form the basis for the economic assessment disclosed in this material change report for the Juanicipio Project have been prepared by Harald Muller, FAusIMM, a former employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG. By virtue of his education and relevant experience Mr. Muller is a "Qualified Person" for the purpose of National Instrument 43-101. Mr. Muller, has read and approved the content of this material change report as it pertains to the mineral processing disclosures.

The cost estimations, infrastructure needs and costs that form the basis for the economic assessment, and the financial analysis, disclosed in this material change report for the Juanicipio Project have been prepared by Carl Kottmeier, P. Eng. an employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG. By virtue of his education and relevant experience Mr. Kottmeier is a "Qualified Person" for the purpose of National Instrument 43-101. Mr. Kottmeier, has read and approved the content of this material change report as it pertains to cost estimations, infrastructure needs and costs, and financial analysis.

The estimate of the tonnage and grade of material to be mined and processed that form the basis for the economic assessment, and the financial analysis, disclosed in this material change report for the Juanicipio Project have been prepared by Gary Methven, P. Eng. an employee of AMC Mining Consultants (Canada) Ltd. who is independent of MAG. By virtue of his education and relevant experience Mr. Methven is a "Qualified Person" for the purpose of National Instrument 43-101. Mr. Methven, has read and approved the content of this material change report as it pertains to all mining matters other than the Mineral Resource estimate, mineral processing disclosures, costs estimations, infrastructure needs and costs, and financial analysis.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9.	Date of Report

This material change report is dated November 13, 2017.